Exhibit 99.1

Nanox Signs Agreement with SPI Medical
 for the Deployment of 630 Nanox.ARC Units in Mexico

Subject to regulatory approval and acceptance test, the agreement guarantees minimum service fees of $119 million to Nanox over seven years aiming to service both public and private sectors

Neve Ilan, Israel & Mexico City, Mexico -- September 9, 2020 – NANO-X IMAGING LTD (NASDAQ:NNOX) (www.nanox.vision) (“Nanox” or the “Company”), an innovative medical imaging technology company, announces it has entered into an exclusive distribution agreement with SPI Medical (“SPI”) for the deployment and introduction of Nanox’s medical imaging services in Mexico.

SPI Medical, S. A. P. I. de C. V., formerly Spite Medical S.A. de C.V., is a distributor of specialty pharma products and medical devices in Mexico.  The company has previously served as a distribution partner for medical imaging equipment from Philips, GE, Siemens, Planmed and Toshiba, as well as a distributor of specialty drugs for Merck, Abbott, Bayer, Eli Lilly, PiSA, and others.

The agreement has an initial term of seven years subject to receiving local regulatory approvals and acceptance test clearance. The parties will collaborate on the deployment and operation of 630 Nanox Systems comprised of the Nanox.ARC and the Nanox.cloud. The parties aim to provide medical imaging services across Mexico at affordable prices for communities of varying socio-economic status, including rural areas.

The Nanox System will offer a range of medical imaging services, from 2D X-ray to 3D Tomosynthesis. Nanox will provide the Nanox Systems to SPI for pilots in the public and private sectors. The services are planned to be offered on a pay-per-scan business model.

According to the agreement and subject to regulatory approval, SPI commits to a minimum annual service fee to Nanox of $17 million per year, guaranteed by a standby letter of credit in favor of Nanox and renewable on an annual basis.

“Mexico represents a real opportunity for Nanox to dramatically change people’s lives,” stated Ran Poliakine, CEO and Chairman of the Board at Nanox. “The agreement with SPI will enable us to help the Mexican population by providing higher accessibility to and affordability of medical imaging and high-volume screening across the country.  We want medical imaging to become a ubiquitous and readily available service, such as water or electricity, accessible to all communities everywhere. The SPI team has the experience and knowhow to help us realize this social agenda.”

“Nanox has a unique technology and business model,” noted Victor Zabaneh, CEO of SPI. “We have been dealing with medical imaging for decades with the aim to improve the standard of care for Mexican people. Nanox has a solution that may potentially become a game changer in increasing available systems for general public use. There is now a real opportunity to make preventive healthcare a reality via early-detection imaging services. We are pleased to work with Nanox on such an ambitious project.”

About Nanox:

Nanox, a NASDAQ traded company (NASDAQ:NNOX), was founded by the serial entrepreneur Ran Poliakine, and is an Israeli corporation developing a commercial-grade digital X-ray source designed to be used in real-world medical imaging applications. Nanox believes that its novel technology could significantly reduce the costs of medical imaging systems and plans to seek collaborations with world-leading healthcare organizations and companies to provide affordable, early detection imaging service for all. For more information, please visit www.nanox.vision.

About SPI Medical

SPI Medical, S. A. de C. V., formerly Spite Medical S.A. de C.V., was founded in 2005 as a distributor of specialty pharma products and medical devices, operating with global leaders such as Abbott, Schering Plough, MSD, Merck, Bayer and Eli Lilly, and Medical Imaging Systems with Phillips, GE, Siemens, Planmed and Toshiba, for the Public and Private Sector in Mexico.

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of Nanox’s research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.Arc. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information Nanox has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to Nanox’s ability to develop and produce a working prototype of the Nanox.Arc; Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its X-ray source technology and the Nanox.Arc from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.Arc; the market acceptance of the Nanox.Arc and the proposed pay-per-scan business model; Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and Nanox’s ability to conduct business globally, among others. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in Nanox’s expectations.

Investor contacts:

Itzhak Maayan
Chief Financial Officer
IR@nanox.vision

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
bob@lifesciadvisors.com

Media Contact:

Alona Stein
ReBlonde for Nanox
alona@reblonde.com